MERRIMAC FUNDS


                               Amendment No. 2 to
                             MASTER TRUST AGREEMENT

         Pursuant to Article IV, Section 4.2 of the Master Trust Agreement of the Merrimac Funds (the "Trust"), dated as of October 30, 1996 (the "Trust Agreement"), and pursuant to authorization by the Trustees of the Trust at a meeting duly called and held for such purpose on August 6, 1997, the following Series of the Trust is established and designated:

                     Merrimac Short-Term Asset Reserve Fund

         Pursuant to Article IV, Section 4.2 of the Trust Agreement of the Trust, the Merrimac Short-Term Asset Reserve Fund shall consist of three classes of Shares identified as the "Premium Class", the "Institutional Class" and the "Placement Class" Shares.

         The Interests in the above Series and classes thereof shall have the relative rights and preferences as set forth in subsections (a) - (m) of Section
4.2 of the Trust Agreement and shall be effective as of the date set forth below.

         Pursuant to Article IV, Section 4.2 of the Trust Agreement of the Trust, an additional class of Shares of the Merrimac Cash Fund and the Merrimac Treasury Fund, identified as the "Placement Class", is established and approved.



Dated as of November 20, 1997





                                                     /s/ Susan C. Mosher
                                                     -------------------
                                                     Susan C. Mosher
                                                     Secretary
                                                     Merrimac Funds
                                                     Duly Authorized